

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

<u>Via E-mail</u>
Ming Lin
Chief Executive Officer
American Gene Engineer Corp.
521 Fifth Avenue, Suite 1712
New York, NY 10175

   Re: **American Gene Engineer Corp.**
      Form 10-12G
      Filed June 13, 2014
      File No. 000-55221

Dear Mr. Lin:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ A.N. Parker

        Anne Nguyen Parker
        Branch Chief